Invesco Advisers, Inc.

11 Greenway Plaza, Suite 1000

Houston, Texas 77046

Phone: 713-626-1919

www.invesco.com

November 27, 2017

VIA EDGAR

Marianne Dobelbower

Senior Counsel

Disclosure Review Office

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Invesco High Income 2024 Target Term Fund

Registration Statement on Form N-2

File Nos. 333-217870; 811-23251

Dear Ms. Dobelbower,

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Invesco High Income 2024 Target Term Fund (the “Fund”) hereby requests acceleration of the effective date of the above-captioned Registration Statement so that it will become effective by 10:00 a.m., Eastern Time, on November 29, 2017 or as soon thereafter as practicable.

The Fund also hereby requests that effectiveness of its Registration Statement on Form 8-A under the Securities Exchange Act of 1934, as amended, be accelerated to be concurrent with the effectiveness of the above-captioned Registration Statement.

Sincerely,

INVESCO HIGH INCOME 2024 TARGET TERM FUND

By:	/s/ John M. Zerr
John M. Zerr Senior Vice President, Chief Legal Officer and Secretary